

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

Via E-mail
Gary Monaghan
President & Chief Executive Officer
SunVault Energy, Inc.
150 W. Axton Road
Bellingham, WA

      **Re:**    **SunVault Energy, Inc.**
             **Form 8-K**
             **Filed March 5, 2014**
             **File No. 333-181040**

Dear Mr. Monaghan:

Our preliminary review of your Form 8-K indicates that it fails in numerous material respects to comply with the requirements of the form. We note that you discontinued your apparel business on May 8, 2013 and had no other operations immediately prior to the transaction with 145004 Alberta Ltd. As such, it appears you were a shell company before the transaction, and that, as of the closing of the described transaction, you ceased to be a shell company. Accordingly, you were required to provide, within four business days of that transaction, the information that would be required if you were registering a class of securities on Form 10. This information includes, among other things, audited financial statements and pro forma financial information. Please refer to Items 2.01(f), 5.01(a)(8), and 9.01(c) of Form 8-K and Section II.D.3 of Securities Act Release No. 33-8587.

Please amend your Form 8-K to provide all required disclosure. If you do not believe that you are required to provide this disclosure, please tell us.

If you do not respond to this letter within ten business days, we will, consistent with our obligations under the federal securities laws, decide how to resolve these material issues and complete our review. Among other things, we may publicly release, through our EDGAR system, all correspondence relating to the review of your filing, including this letter. You can find more information about the Staff's decision to release filing correspondence at: http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining